UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 3 August, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 3 August, 2016

ING 2Q16 underlying net result EUR 1,417 million

ING records strong commercial growth and continued progress on Think Forward strategic priorities
·	ING gained approximately 650,000 new retail customers and established roughly 350,000 primary relationships in 1H16
·	Core lending grew by EUR 14.8 billion in 2Q16 as ING continues to provide financing to clients across geographies and sectors

ING Bank 2Q16 underlying net result EUR 1,417 million, up 26.7% year-on-year and 68.3% higher versus 1Q16
·	Strong results driven by continued lending growth at healthy margins and improved performance in Financial Markets
·	Results include a gain on the sale of Visa shares, as well as certain one-off expense items that offset each other in the quarter

Robust ING Group fully-loaded CET1 ratio of 13.1%; ING declares 2016 interim dividend of EUR 0.24 per ordinary share
·	ING Group's fully-loaded CET1 ratio rose to 13.1%, excluding the EUR 2,552 million net profit from the first half of 2016

CEO statement
"ING's Think Forward strategy and customer-first approach continue to generate strong commercial growth and quarterly net profits," said Ralph Hamers, CEO of ING Group. "During the first six months of 2016, we gained approximately 650,000 new retail customers and around 350,000 customers chose ING as their primary bank. I'm confident that our ability to deliver an outstanding banking experience will allow us to retain and empower our growing customer base in the years ahead."

"Throughout the business cycle, we strive to support our clients' financing needs and to drive sustainable progress through our business activities. Our core lending book grew by EUR 14.8 billion during the second quarter of 2016, with growth well diversified across geographies and industry sectors. Our financing of sustainable projects and clients that are environmental outperformers rose to EUR 27.8 billion, including deals in renewable energy and sustainable buildings in the second quarter."

"During the second quarter of 2016, our focus in digital banking and innovation concentrated on providing customers with easy-to-use money-management tools. We added a forecasting feature to our mobile banking app in the Netherlands, called 'Kijk Vooruit' (or 'Look Ahead'), which enables users to gain more control over their finances through an overview of planned and predicted transactions. ING in Spain launched a digital financial advisor called 'My Money Coach' that helps customers to actively manage their current and future personal finances. This initiative leveraged the technology of 'Coach Epargne' (or 'Savings Coach'), which debuted in France last quarter, accelerating the expansion of this successful innovation."

"Building on our proven track record for collaboration, ING recently joined forces with another leading Belgian bank to launch an integrated mobile payments and loyalty platform. This solution merges the loyalty platforms of both banks, with ING's Payconiq app chosen as the underlying mobile payments system. The result is a single, streamlined platform that enhances the user experience for over one million consumers and 6,500 retailers who use the existing services."

"All of our business segments performed well, contributing to ING Bank's strong quarterly underlying result before tax of EUR 2,009 million. Loan growth continued at resilient margins, supporting a solid net interest result, despite the low interest rate environment. The pre-tax result also reflects a much improved quarter in our Financial Markets business, as well as a onetime gain on the sale of Visa shares. Operating expenses were under control, consistent with our ongoing cost-containment programmes, and risk costs were low at 39 basis points of average risk-weighted assets. ING Bank's year-to-date underlying return on IFRS-EU equity was 10.8% in line with our Ambition 2017 target range."

"ING Group's fully-loaded CET1 ratio rose to 13.1%, excluding the EUR 2,552 million net profit from the first half of 2016. The results of last week's EBA stress test reaffirm the resilience of our business model and the strength of ING's capital base. We are committed to maintaining a robust fully-loaded Group CET1 ratio in excess of prevailing requirements. Today, we declare an interim cash dividend of EUR 0.24 per ordinary share, which is equal to the interim dividend paid over the first half of 2015."

"We made excellent progress on our Think Forward priorities during the first six months of 2016, which is reflected in positive customer feedback and our successful acquisition of new customers. Looking forward to the remainder of this year, we will continue to accelerate the execution of our strategy, while remaining vigilant for political and regulatory uncertainties."

Further information

All publications related to ING's 2016 Second Quarter can be found at www.ing.com/2q16, including a video with Ralph Hamers, which is also available at YouTube.

Additional financial information is available at www.ing.com/qr:
- ING Group historical trend data
- ING Group analyst presentation (also available via SlideShare)

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Investor conference call, media conference call and webcasts

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 3 August 2016 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a Media Conference call conference on 3 August 2016 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871 (NL) or +44 203 365 3210 (UK). The Media Conference Call can also be followed via live audio webcast at www.ing.com.

Investor enquiries T: +31 20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 20 576 5000 E: media.relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2015 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) potential consequences of European Union countries leaving the European Union, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forwardlooking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Full ING 2Q16 Results Press Release (PDF): http://hugin.info/130668/R/2032745/756724.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 3 August, 2016